UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

SUPERCOM LTD.

(Translation of Registrant’s name into English)

1, Shenkar Street,

Hertzliya Pituach,

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.

By: /s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: October 1, 2015

SUPERCOM LTD.

1 Shenkar Street, 4rd Floor

Hertzliya Pituach, Israel

________________

MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 30, 2015

Following are the minutes of the Annual General Meeting (the "Meeting") of the shareholders of SuperCom Ltd. (the "Company") held at the Company’s offices at 1 Shenkar Street, 4rd Floor, Hertzliya Pituach, Israel, on September 30, 2015 at 6:00 p.m. (Israel time).

Attendees

The number of shares present at the meeting): 6,122,880 shares constituting 37.69% of the voting power of the Company as of August 25, 2015 (the record date).

Mrs. Tsviya Trabelsi was appointed chairperson of the meeting.

The following resolutions were adopted:

ITEM 1 – Appointment of independent public accountants

RESOLVED, to appoint Deloitte Brightman Almagor Zohar & Co, as the Company's independent public accountants for the year ending December 31, 2015, and to authorize the Company's Audit Committee to fix the remuneration thereof in accordance with the volume and nature of their services.

ITEM 2 – Re-Election of directors

RESOLVED, to approve the Re-election of Mrs. Tsviya Trabelsi and Mr. Menachem Mirski to serve as Directors of the Company for the terms ending at the next Annual General Meeting of the Company's Shareholders.

ITEM 3 – Re-election of External Director for additional term of 3 years

RESOLVED, to approve the Re-election of Mrs. Shlomit Sarusi to the Board of Directors of the company, to serve as an External Director of the Company for an additional three-year term starting at December 27, 2015 and ending at December 26, 2018 upon the fixed remuneration terms provided under applicable law.

Company Audited Consolidated Financial Statements

At the Meeting, the shareholders had an opportunity to review, ask questions and comment on the Company's Audited Consolidated Financial Statements for 2014.

There being no further business, the meeting was adjourned.

/s/ Tsviya Trabelsi

Tsviya Trabelsi

Chairperson of the

Annual Meeting